Exhibit 99.1

Santiago, December 20, 2016

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event- Extraordinary Shareholders’ Meeting Summons

Mr. Superintendent:

On a special request from the Board of Directors of Banco Santander-Chile, an Extraordinary Shareholders' Meeting of this institution has been summoned on January 9, 2017, starting at 5:00 p.m., at the Bandera No. 140, floor 12, Santiago, in order to address the following matters within its competence:

1.	Modify the name or corporate name of the Bank, only with the purpose of eliminating the possibility of using the names Banco Santander Santiago or Santander Santiago;
2.	Decrease the number of Board of Directors from 11 to 9 members, with the two alternate directors remaining; and the consequential modification of other related statutory clauses, and proposing that the current directors continue in their positions until the next election of the board of directors as provided for in the bylaws;
3.	Update the capital stock established in the bylaws (Article 5) in accordance with the revaluation of own capital produced between January 1, 2002 and December 31, 2008;
4.	Elimination of transitional statutory clauses that have already produced all their effects;
5.	Modify other aspects of the statutes in order to adapt them to the current legal standards;
6.	Considering the modifications of the previous numbers, approve an updated consolidated text of the Bank's by-laws;
7.	Report on the transactions referred to in Title XVI of Law 18,046, on Public Companies and;
8.	Adopt all other agreements and grant the powers necessary to comply with and implement the resolutions adopted at this meeting.

Pursuant to the second paragraph of Article 59 of Law 18,046 for Public Companies, a full copy of the documents that substantiate the matters submitted for voting at the Meeting and a comparative text of the Bank's bylaws may be requested by the shareholders at Banco Santander-Chile Shareholders Department, located at Bombero Ossa 1068 Floor 8, notwithstanding that they will be available at www.santander.cl.

Sincerely,

MIGUEL MATA

DEPUTY GENERAL MANAGER